

November 15, 2022

Rajiv A. Tata
Vice President, General Counsel, and Corporate Secretary
Ducommun Incorporated
200 Sandpointe Avenue, Suite 700
Santa Ana, California 92707-5759

> **Re: Ducommun Incorporated**
> **Registration Statement on Form S-3**
> **Filed November 7, 2022**
> **File No. 333-268218**

Dear Rajiv A. Tata:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing